As filed with the Securities and Exchange Commission on April 8, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SANDISK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	77-0191793
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

140 Caspian Court

Sunnyvale, California 94089

(408) 542-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:
Dr. Eli Harari	Timothy R. Curry, Esq.
President and Chief Executive Officer	O’Melveny & Myers LLP
SanDisk Corporation	990 Marsh Road
140 Caspian Court	Menlo Park, CA 94025
Sunnyvale, California 94089	Telephone: (650) 473-2600
(408) 542-0500	Facsimile: (650) 473-2601
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of the proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)

4½% Convertible Subordinated Notes due November 15, 2006 Common Stock, par value $0.001 per share	$3,000,000 162,760 (4)	100%(2)(3) (5)	$3,000,000(2) (5)	$243 (5)
Common Stock Purchase Rights (6)	—	—	—	—

(1)	$15,261,000 aggregate principal amount of notes and 827,963 shares of common stock issuable upon conversion of the notes registered by the Registrant under Registration Statement Nos. 333-85686, 333-92074, 333-100231 and 333-101838 referred to below and not previously sold are proposed to be consolidated in this Registration Statement concurrently with the effectiveness hereof pursuant to Rule 429. Accordingly, the total amount proposed to be registered under the Registration Statement as so consolidated as of the date of this filing is $18,261,000 aggregate principal amount of notes and 990,723 shares of common stock issuable upon conversion of the notes. No registration fee is required as all registration fees in connection with $150,000,000 aggregate principal amount of notes and the shares of common stock issuable upon conversion of such notes in the amount of $13,800 have been previously paid by the Registrant under Registration Statement No. 333-85686 initially filed on April 5, 2002.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457.
(3)	Exclusive of accrued interest and distributions, if any.
(4)	Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby. This registration statement also shall cover any additional shares of common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock, as well as any additional shares of common stock that become issuable as a result of antidilution provisions.
(5)	No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).
(6)	Pursuant to the Rights Agreement of the Registrant between the Registrant and Harris Trust and Savings Bank, one common share purchase right of the Registrant (each, a “right”) is deemed to be delivered with each share of common stock issued by the Registrant. The rights currently are not separately transferable apart from the common stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the rights.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus which is part of this Registration Statement relates to $15,261,000 aggregate principal amount of notes and 827,963 shares of common stock issuable upon conversion of the notes previously registered under Registration Statement Nos. 333-85686, 333-92074, 333-100231 and 333-101838.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated April 8, 2003

SanDisk Corporation

$18,261,000

(Aggregate Principal Amount)

4 1/2% Convertible Subordinated Notes due 2006

and the Common Stock Issuable Upon Conversion of the Notes

We issued the notes in private placements in December 2001 and January 2002. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

The notes are convertible into shares of our common stock at a rate of 54.2535 shares per each $1,000 principal amount of notes, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances, we may redeem the notes at our election or at the election of the holders of the notes. You can find a more extensive description of the notes beginning on page 27. In the event of a fundamental change, the holders may require us to repurchase any notes held by them.

We will pay interest on the notes on May 15 and November 15 of each year, beginning on May 15, 2002. The notes are not secured and are subordinated to all of our present and future senior indebtedness.

The notes are not listed on any securities exchange or included in any automated quotation system. There has been no prior public trading market for the notes and it is possible that no market for the notes will develop. You can find a more extensive description of the risks related to the notes beginning on page 24.

Our common stock is quoted on the Nasdaq National Market under the symbol “SNDK.” On April 7, 2003, the last reported sale price for our common stock was $17.05 per share. The securities offered by this prospectus may be offered by the selling securityholders in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about certain factors you should consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2003.

i

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto incorporated by reference in this prospectus. All references to “SanDisk,” “we,” “our” or “us” refer solely to SanDisk Corporation and its subsidiaries and not to the selling securityholders.

SANDISK CORPORATION

We design, manufacture and market flash memory storage products that are used in a wide variety of electronic systems and devices. We have designed our flash memory storage solutions to address the storage requirements of emerging applications in the consumer electronics and industrial/communications markets. Our products are used in a number of rapidly growing consumer electronics applications, such as digital cameras, personal digital assistants, or PDAs, portable digital music players, digital video recorders and cellular phones, as well as in industrial and communications applications, such as communications routers and switches and wireless communications base stations.

In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of consumer electronic, industrial and communications products. These new devices include digital cameras, advanced cellular phones that incorporate digital cameras, PDAs, highly portable computers, portable digital music players, digital video recorders, wireless base stations, network computers, communication routers and switches, handheld data collection terminals, medical monitors and other electronic systems. The storage requirements of these applications include small form factor size, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. Because storage products based on flash semiconductor technology can meet these requirements, these devices and systems represent market opportunities for flash storage systems.

Our flash memory storage solution, known as system flash or data storage flash, addresses the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since our inception, we have been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration, as well as the creation and promotion of new flash card industry standards, to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. We believe our core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system testing. To achieve compatibility among various electronic platforms, regardless of the host processor or operating system used, we have developed new capabilities in flash memory chip design and created intelligent controllers. We have also developed an architecture that can leverage advances in flash memory process technology to ensure a scaleable, high-yield, cost-effective and highly reliable manufacturing process. Our CompactFlash, or CF, card, MultiMediaCard, Secure Digital, or SD, card, miniSD card, MemoryStick Pro, Cruzer and FlashDisk products are portable, have an on-board controller and use file formats that are forward- and backward-compatible. All of our flash data storage products can store almost any type of digital information, including voice, e-mail, music, video clips and digital images.

Our products described above, including removable CF cards, SmartMedia cards, FlashDisk cards, MultiMediaCards, SD cards, miniSD cards, Memory Stick, MemoryStick Pro Flash Drives, Cruzer, USB FlashDrives and Ultra CompactFlash cards and embedded Flash ChipSets, NAND Flash Components and FlashDrives, have storage capacities ranging from 16 megabytes to 2 gigabytes. In fiscal 2002, our customers included Arrow Electronics, Inc., Avnet Electronics, AVS Technologies, Inc., Bell Microproducts, Inc., Best Buy

Company, Inc., Canon, Inc., Circuit City Stores, Inc., Costco Wholesale Corporation, CompUSA Inc., DayMen Photo Marketing Ltd., Flextronics International Ltd., Eastman Kodak Company, Ericsson Inc., Hama Corporation, Hewlett-Packard Company, Holst Import BV, Ingram Micro, Inc., Matsushita Electric Industrial Co., Ltd., Mitsubishi Plastic Co. Ltd., Nikon Corporation, Office Depot, Inc., Siemens AG, Staples, Inc., Sonicblue, Inc., Techni-Cine Photography, Wal-Mart Stores Inc., and Wynit, Inc., among others. In addition, we currently license our technologies to several companies including Hitachi Ltd., Intel Corporation, Lexar Media, Incorporated, Matsushita Electronics Corporation, Samsung Electronics Company Ltd., Sharp Electronics Corporation, SmartDisk Corporation, Silicon Storage Technologies, Incorporated, Sony Corporation, TDK Corporation and Toshiba Corporation.

Corporate Information

We were incorporated in Delaware in June 1988 under the name SunDisk Corporation and changed our name to SanDisk Corporation in August 1995. Our principal executive offices are located at 140 Caspian Court, Sunnyvale, California 94089, and our telephone number is (408) 542-0500. Our website address is www.sandisk.com. The information contained on our website is not a part of this prospectus.

THE NOTES

Securities Offered	$18,261,000 principal amount of 4 1/2% Convertible Subordinated Notes due 2006.

Maturity Date	November 15, 2006.

Interest	4 1/2% per annum on the principal amount, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2002.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 54.2535 shares per $1,000 principal amount of notes, subject to adjustment, prior to the final maturity date.

Subordination

The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all liabilities of our subsidiaries (including trade payables, which as of December 31, 2002 were $722,000). As of December 31, 2002 we had a maximum contingent indemnification obligation of approximately $142.4 million to Toshiba Corporation that might constitute senior indebtedness under the notes, as described in this prospectus, and no other senior indebtedness or material subsidiary indebtedness outstanding. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Sinking Fund	None.

Fundamental Change

If a fundamental change (as described under “Description of Notes Redemption at Option of the Holder”) occurs prior to maturity, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Redemption	We may redeem any of the notes on or after November 17, 2004, by giving you at least 30 days’ notice at the prices specified under “Description of Notes—Optional Redemption by SanDisk.”

Nasdaq National Market Symbol	SNDK.

RATIO OF EARNINGS TO FIXED CHARGES

The following summary represents our computation of the ratio of earnings to fixed charges (unaudited) for the respective periods:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges(1)	37.0x	64.7x	622.7x	—	5.6x

(1)	Computed by dividing (a) earnings before taxes adjusted for fixed charges by (b) fixed charges, which includes interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs. We would have had to generate additional earnings of $444.0 million for the year ended December 31, 2001 to achieve a ratio of 1:1.

RISK FACTORS

You should carefully consider the risks described below and in our Annual Report on Form 10-K for the year ended December 31, 2002 incorporated into this prospectus by reference before making an investment decision. The risks described below and in our Annual Report on Form 10-K for the year ended December 31, 2002 incorporated into this prospectus by reference are not the only ones facing our company. Statements in this prospectus which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed below, and elsewhere in this prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise after the date of this prospectus.

Risks Related to Our Business

Our operating results may fluctuate significantly, which may adversely affect our operating results and our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

•	unpredictable or declining demand for our products;

•	decline in the average selling prices of our products due to competitive pricing pressures;

•	seasonality in sales of our products;

•	natural disasters affecting the countries in which we conduct our business, particularly Japan, where our principal source of NAND flash memory wafer capacity is located, and Taiwan, South Korea, China and the United States;

•	excess capacity of flash memory from our competitors and our own flash wafer capacity, which may cause a decline in our average selling prices;

•	difficulty of forecasting and managing inventory levels; particularly, building a large inventory of unsold product due to non-cancelable contractual obligations to purchase materials such as flash wafers, controllers, printed circuit boards and discrete components;

•	expenses related to obsolescence or devaluation of unsold inventory;

•	writedowns of our equity investments and prepaid wafer credits;

•	adverse changes in product and customer mix;

•	slower than anticipated market acceptance of new or enhanced versions of our products, such as the recently announced miniSD card targeted at advanced cellular phones;

•	increased sales by our competitors;

•	competing flash memory card standards, which displace the standards used in our products, such as the new xD Picture card format which is replacing our SmartMedia card in new digital camera models from Olympus and Fuji;

•	changes in our distribution channels;

•	fluctuations in our license and royalty revenue;

•	fluctuations in product costs, particularly due to fluctuations in manufacturing yields and utilization;

•	availability of sufficient silicon wafer foundry capacity to meet customer demand;

•	shortages of components such as capacitors and printed circuit boards required for the manufacturing of our products;

•	significant yield losses, which could affect our ability to fulfill customer orders and could increase our costs;

•	manufacturing flaws affecting the reliability, functionality or performance of our products, which could increase our product costs, reduce demand for our products or require product recalls;

•	increased research and development expenses;

•	exchange rate fluctuations, particularly the U.S. Dollar to Japanese Yen exchange rate;

•	changes in general economic conditions, particularly in Japan and the European Union; and

•	reduced sales to our retail customers if consumer confidence worsens due to declining economic conditions, the war in Iraq, conflict in the Korean Peninsula or elsewhere, or due to terrorist acts.

Difficulty of estimating future silicon wafer needs may cause us to overestimate our needs and build excess inventories, or underestimate our needs and have a shortage of silicon wafers, either of which will harm our financial results.

Under the terms of our wafer supply agreements with FlashVision, Hitachi, Samsung, Toshiba and UMC, we are obligated to provide a six-month rolling forecast of anticipated purchase orders. Generally, the estimates for the first three months of each rolling forecast are binding commitments. The estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. In addition, we are obligated to purchase 50% of FlashVision’s wafer production. This limits our ability to react to fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our orders, we may end up with excess inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers and flash memory products to fill customer orders, which could result in dissatisfied customers, lost sales and lower revenues. If we are unable to obtain scheduled quantities of wafers or flash memory products with acceptable price and/or yields from any foundry, our business, financial condition and results of operations could be harmed. Because the majority of our CF card, SD card, Memory Stick, SmartMedia card and MultiMediaCard products are sold into emerging consumer markets, it has been difficult to accurately forecast future sales. In addition, bookings visibility remains low due to the current economic uncertainty in our markets. A substantial majority of our quarterly sales are currently, and have historically been, from orders received and fulfilled in the same quarter, which makes accurate forecasting very difficult. Our product order backlog may fluctuate substantially from quarter to quarter.

Variability of expense levels and significant fixed costs will harm our business if our revenues do not exceed our operating expenses.

We may need to hire additional personnel in certain business areas or otherwise increase our operating expenses in the future to support our sales and marketing efforts, research and development, and general and administrative activities. We have significant fixed costs and we cannot readily reduce these expenses over the short term. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, our business, financial condition and results of operations will be harmed.

License fees and royalties from our patent cross license agreements are variable and fluctuate from period to period making it difficult to predict our royalty revenues.

Our intellectual property strategy consists of cross-licensing our patents to other manufacturers of flash products. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from patent licenses and royalties can fluctuate significantly from quarter to quarter. A substantial portion of this income comes from royalties based on the actual sales by our licensees. The timing of revenue recognition from these payments is dependent on the terms of each contract and on the timing of product shipments by the third parties. We align actual reported royalty revenues when reports are received during the second and fourth quarters of each fiscal year. The timing and amount of royalty payments and the recognition of license fees can vary substantially from quarter to quarter depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties. As a result, our license and royalty revenues have fluctuated significantly in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. Our license and royalty revenues may decline in the future as certain of our existing license agreements expire or our licensees reach their royalty payment caps.

We may be unable to maintain market share, which would reduce our potential revenues and benefit our competitors.

During periods of excess supply in the market for our flash memory products, such as we experienced in 2001 and the first quarter of 2002, we may lose market share to competitors who aggressively lower their prices. Conversely, under conditions of tight flash memory supply, we may be unable to increase our production volumes at a sufficiently rapid rate so as to maintain our market share. Ultimately, our future growth rate depends on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. In competing for market share we face large corporations that have well established brand identity and commanding strengths in our sales channels. For example, Sony is a competitor for the Memory Stick card, Matsushita Panasonic is a competitor for the SD card, and Kodak and Fuji are competitors for the CF and SmartMedia cards.

Future rapid growth may strain our operations.

Despite actions we took in 2001 to align expense levels with decreased revenues, we must continue to hire, train, motivate and manage our employees to achieve future growth. In the past, we have experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth. In addition, we must make a significant investment in our existing internal information management systems to support increased manufacturing, as well as accounting and other management related functions. Our systems, procedures and controls may not be adequate to support rapid growth in the future, which could in turn harm our business, financial condition and results of operations.

Our success depends on key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel, including Dr. Eli Harari, our founder, President and Chief Executive Officer. Our success will also depend on our ability to recruit additional highly skilled personnel. We cannot assure you that we will be successful in hiring or retaining such key personnel, or that any of our key personnel will remain employed with us.

Risks Related to the Development of New Products

In transitioning to new processes and products, we face production and market acceptance risks which have caused, and may in the future cause, significant product delays that could harm our business.

Successive generations of our products have incorporated semiconductor devices with greater memory capacity per chip. Two important factors have enabled us to decrease the cost per megabyte of our flash data storage products: the development of higher capacity semiconductor devices and the implementation of smaller geometry manufacturing processes. A number of challenges exist in achieving a lower cost per megabyte, including:

•	lower yields often experienced in the early production of new semiconductor devices;

•	manufacturing flaws with new processes including manufacturing processes at our subcontractors which may be extremely complex;

•	problems with design and manufacturing of products that will incorporate these devices, which may result in delays or product recalls; and

•	production delays.

Because our products are complex, we periodically experience significant delays in the development and volume production ramp up of our products. Similar delays could occur in the future and could harm our business, financial condition and results of operations.

We cannot assure you that we along with our strategic wafer partner will successfully develop and bring into full production with acceptable yields and reliability these new products or the underlying technology, or that any development or production ramp will be completed in a timely or cost-effective manner. If we are not successful or if our cost structure is not competitive, our business, financial condition and results of operations could suffer.

New products based on NAND MLC flash technology may encounter production delays and problems impacting production reliability and yields, which may cause our revenues and gross margins to decline.

We have developed new products based on NAND multi level cell, or MLC, flash technology, a flash architecture designed to store two bits in each flash memory cell. High density flash memory, such as NAND MLC flash, is a complex technology that requires strict manufacturing controls and effective test screens. Problems encountered in the shift to volume production for new flash products could impact both reliability and yields, and result in increased manufacturing costs and reduced product availability. We may not be able to manufacture future generations of NAND MLC products with yields sufficient to result in lower costs per megabyte. If we are unable to bring future generations of high density flash memory into full production as quickly as planned or if we experience unplanned yield or reliability problems, our revenues and gross margins will decline.

We continually seek to develop new products and standards, which may not be widely adopted by consumers or, if adopted, may reduce demand by consumers for our older products, which if not offset by increased demand for the new products could harm our results of operations.

We continually seek to develop new products and standards and enhance existing products and standards developed solely by us, as well as jointly with our strategic partners such as Toshiba, Matsushita and Sony. For example, in March 2003, our joint development efforts with Toshiba and Matsushita, together with contribution by the SD Association, resulted in the introduction of the miniSD card, a smaller version of the SD card. In addition, we and Sony have co-developed and co-own the specifications for the next generation Memory Stick, the MemoryStick Pro, which each of us has the right to manufacture and sell. As we introduce new standards and new products, such as the miniSD card and the MemoryStick Pro, it will take time for these new standards and products to be adopted, for consumers to accept and transition to these new products and for significant sales to be generated therefrom, if this happens at all. Moreover, broad acceptance of new standards or products by consumers may reduce demand for our older products. If this decreased demand is not offset by increased demand for our new products, our results of operations could be harmed. We cannot assure you that any new products or standards we develop will achieve commercial success. See “—The success of our business depends on emerging markets and new products.”

The success of our business depends on emerging markets and new products.

In order for demand for our products to grow, the markets for new devices that use our flash memory products, such as digital cameras, portable digital music players and cellular phones must develop and grow. If sales of these products do not grow, our revenues and profit margins could be adversely impacted.

The success of our new product strategy will depend upon, among other things, the following:

•	our ability to successfully develop new products with higher memory capacities and enhanced features at a lower cost per megabyte;

•	the development of new applications or markets for our flash data storage products;

•	the extent to which prospective customers design our products into their products and successfully introduce their products;

•	the extent to which our products or technologies become obsolete or noncompetitive due to products or technologies developed by others; and

•	the adoption by the major content providers of the copy protection features offered by our SD card products.

Risks Related to Our FlashVision Joint Venture

Our FlashVision joint venture with Toshiba Corporation, or Toshiba, makes us vulnerable to certain risks, including potential inventory write-offs, disruptions or shortages of supply, limited ability to react to fluctuations in product demand, direct competition with Toshiba, and significant guarantee obligations, any of which could substantially harm our business and financial condition.

We and Toshiba plan to continue to expand the wafer fabrication capacity of our FlashVision business in Yokkaichi, Japan and as we do so, we will incur substantial start-up expenses, which could adversely impact our operating results.

In June 2000, we, along with Toshiba, formed FlashVision for the joint development and manufacture of several NAND flash memory products, including 512 megabit, 1 gigabit and other advanced flash memory products. We and Toshiba will each separately market and sell these products. Accordingly, we will compete directly with Toshiba for sales of products incorporating these jointly developed and manufactured products. In addition, we and Toshiba plan to invest in new capital equipment from time to time to expand the wafer fabrication capacity of our FlashVision business in Yokkaichi, Japan. Each time that we and Toshiba add substantial new wafer fabrication capacity, we will experience start-up costs as a result of the delay between the time of the investment and the time qualified products are manufactured and sold in volume quantities. We will incur start-up costs and pay our share of ongoing operating activities even if we do not utilize our full share of the new Yokkaichi output. We expect to fund up to approximately $33.0 million for the initial fabrication capacity expansion in 2003.

We face challenges and possible delays relating to the expected shift of a majority of our production at Yokkaichi to 0.13 micron NAND, which could adversely affect our operating results.

We were using the production capacity at Toshiba’s Yokkaichi fabrication facility to manufacture NAND flash memory wafers with minimum lithographic feature size of 0.16 micron. Late in 2002, we began shifting a portion of our production output at Yokkaichi to 0.13 micron NAND and expect to shift the majority of our production output at Yokkaichi to 0.13 micron NAND in the second half of 2003. Such minimum feature sizes are considered today to be among the most advanced for mass production of silicon wafers. Therefore, it is difficult to predict how long it will take to achieve adequate yields, reliable operation, and economically attractive product costs based on our new designs. We currently rely and will continue to rely on Toshiba to address these challenges. With our investments in the FlashVision joint venture at Toshiba’s Yokkaichi facility, we are now and will continue to be exposed to the adverse financial impact of any delays or manufacturing problems associated with wafer production lines. Any problems or delays in volume production at the Yokkaichi fabrication facility could adversely impact our operating results in 2003 and beyond.

Toshiba’s Yokkaichi facilities are a significant source of supply of NAND flash memory wafers and any disruption in this supply will reduce our revenues, earnings and gross margins.

Although we buy flash memory from the FlashVision joint venture, we also rely on Toshiba’s Yokkaichi fabrication facility to supply on a foundry basis a portion of our NAND flash memory wafers. Even if FlashVision successfully produces quantities at planned levels, the Yokkaichi fabrication foundry facilities may not produce satisfactory quantities of wafers with acceptable prices, reliability and yields. Any failure in this regard may curtail our business, financial condition and results of operations, as our right to purchase NAND flash memory products from Samsung Electronics Company Ltd., or Samsung, is limited and may not be sufficient to replace any shortfall in production at the Yokkaichi facilities. In addition, any disruption in supply from the Yokkaichi fabrication facility due to natural disaster, power failure, labor unrest or other causes could significantly harm our business, financial condition and results of operations. Moreover, we have no experience in operating a wafer manufacturing line and we intend to rely on the existing manufacturing organizations at the Yokkaichi fabrication facilities. If Toshiba and FlashVision are uncompetitive or are unable to satisfy our wafer supply requirements, our business, financial condition and results of operations would be harmed.

Our obligations under our wafer supply agreements with Toshiba and FlashVision, or decreased demand for our products, may result in excess inventories and lead to inventory write offs, and any technical difficulties or manufacturing problems may result in shortages in supply, either of which would adversely affect our business.

Under the terms of our wafer supply agreements with Toshiba, we are obligated to purchase half of FlashVision’s NAND wafer production output and we will also purchase NAND wafers from Toshiba’s current Yokkaichi fabrication facility on a foundry relationship basis. If we are unable for any reason to achieve customer acceptance of our card products built with these NAND flash chips or if demand decreases, we will experience a significant increase in our inventory, which may result in inventory write-offs and harm our business, results of operations and financial condition. Apart from our commitment to purchase wafer output from FlashVision under our foundry relationship with Toshiba, we order NAND wafers under purchase orders that cannot be cancelled. If we place purchase orders with Toshiba and our business condition deteriorates, we may end up with excess inventories of NAND wafers, which could harm our business and financial condition. Should customer demand for NAND flash products be less than our available supply, we may suffer from reduced revenues and increased expenses, and increased inventory of unsold NAND flash wafers, which could adversely affect our operating results.

Under the terms of our foundry relationship with Toshiba and wafer supply agreements with FlashVision, we are obligated to provide a six-month rolling forecast of anticipated purchase orders, which are difficult to estimate. Generally, the estimates for the first three months of each rolling forecast are binding commitments. The estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. This limits our ability to react to fluctuations in demand for our products.

In addition, in order for us to sell NAND based CF cards, SD cards and MultiMediaCards, we have been developing new controllers, printed circuit boards and test algorithms. Any technical difficulties or delays in the development of these elements could prevent us from taking advantage of the available NAND output and could adversely affect our results of operations. See “—Risks Related to Our FlashVision Joint Venture.”

We have contingent indemnification obligations for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement.

FlashVision secured a new equipment lease arrangement of approximately 37.9 billion Japanese Yen (or approximately $305 million based on the exchange rate in effect on the date the agreement was executed) in May 2002 with Mizuho Corporate Bank, Ltd., or Mizuho, and certain other financial institutions. Under the terms of the new lease, Toshiba is required to provide a guarantee to these financial institutions on behalf of FlashVision. We have agreed to indemnify Toshiba in certain circumstances for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement. If FlashVision fails to meet its lease commitments, and Toshiba fulfills these commitments under the terms of Toshiba’s guarantee, then we will be obligated to reimburse Toshiba for 49.9% of any claims under the lease, unless such claims result from Toshiba’s failure to meet its obligations to FlashVision or its covenants to the lenders. Because FlashVision’s new equipment lease arrangement is denominated in Japanese Yen, the maximum amount of our contingent indemnification obligation on a given date when converted to U.S. Dollars will fluctuate based on the exchange rate in effect on that date. As of December 31, 2002, the maximum amount of our contingent indemnification obligation, which reflects payments and any lease adjustments, was approximately $142.4 million.

Risks Related to Our Investment in Tower Semiconductor Ltd.

Our investments in Tower Semiconductor Ltd., or Tower, are subject to certain inherent risks, including those associated with certain Israeli regulatory requirements, political unrest and financing difficulties, which could harm our business and financial condition.

In July 2000, we entered into a share purchase agreement to make a $75.0 million investment in Tower for its new wafer foundry facility, Fab 2. As of December 31, 2002, we had invested $68.0 million in Tower and obtained 6,100,959 ordinary shares, $14.3 million of prepaid wafer credits, and a warrant to purchase 360,313 ordinary Tower shares at an exercise price of $7.50 per share. This warrant expires on October 31, 2006. The investment in the ordinary shares represents an approximate 14% current equity ownership position in Tower as of December 31, 2002. In 2002 and 2001, we recognized losses of $14.4 million and $26.1 million, respectively, on the other-than-temporary decline in the value of our Tower investment and the impairment in value on our prepaid wafer credits and approximately $0.7 million in unrealized losses related to the fair value of the warrants purchased in October of 2002. Our investment in Tower was valued at $21.3 million as of December 31, 2002. At December 31, 2002, our prepaid wafer credits were valued at $6.0 million, which is net of $2.8 million in write-downs recorded in fiscal 2002, related to the recoverability of these prepaid wafer credits.

In March 2002, we amended our foundry investment agreements with Tower by agreeing to advance the payments for the third and fourth milestones. The payment for the third milestone of $11.0 million was made on April 5, 2002. In exchange for this payment we received 1,071,497 ordinary shares and prepaid wafer credits of $4.4 million. The payment of $11.0 million for the fourth milestone was paid on September 30, 2002. In exchange for this payment we received 1,344,829 ordinary shares of Tower and $4.4 million in prepaid wafer credits. These wafer credits were credited to our pre-paid wafer account and are to be applied against orders placed with Fab 2, when completed; provided, however, that until July 1, 2005, the amounts added to the pre-paid wafer account may only be applied towards a maximum of 7.5% of our wafer purchases. We periodically assess the value of our prepaid wafer credits considering the timing and quantity of our planned annual wafer purchases, the status of the foundry construction and general economic conditions. If we determine that the value of these wafer credits is not recoverable, an additional write-down will be recorded.

In addition to our commitment under the share purchase agreement, we invested in Tower’s stock rights offering in October 2002. Tower issued one right for each 4.94 shares owned by record holders as of the record date. In exercising our rights to participate, we paid approximately $4.0 million in exchange for 800,695 ordinary Tower shares and a warrant to purchase 360,312 ordinary shares at $7.50 per share. This warrant expires on October 31, 2006. During the fourth quarter of 2002, we recorded a write-down in the fair value of these Tower warrants of approximately $0.7 million. The fair value of these warrants will continue to fluctuate and additional adjustments to the warrant’s fair value will be recorded in future periods.

In February 2003, we agreed to further amend our foundry investment agreements with Tower, by agreeing to advance the payment for the fifth and final milestone. This amendment is subject to approval by all required parties, including Tower’s shareholders. If approved, the terms of the amendment require the payment of $11.0 million for the advanced fifth milestone and this payment will be made in two installments. The first installment of approximately $6.6 million will be due five business days after the amendment is approved by all required parties, including Tower’s shareholders; the second installment of approximately $4.4 million will be due five business days after Tower has raised additional funds equal to approximately $22.0 million, referred to as the Minimum Financing. Tower must complete the Minimum Financing prior to December 31, 2003, or we will not be obligated to pay the second installment. Each of the first and second installments will be paid provided Tower meets these conditions, whether or not Tower actually achieves its original fifth milestone obligation. Immediately following the advancement of the first installment, we will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the first installment divided by the average trading price for ordinary shares of Tower during the thirty (30) consecutive trading days preceding the date the amendment was approved by Tower’s board of directors. Immediately following the advancement of the second installment, if it occurs, we will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the second installment divided by the price per ordinary share of Tower paid in connection with the Minimum Financing, or the Minimum Financing Price; provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be deemed to be the average trading price for the ordinary shares of Tower during the thirty (30) consecutive trading days preceding the date the second installment is paid. In addition, we have the option to convert all or a portion of our unused pre-paid wafer credits associated with the September 2002 fourth milestone payment into fully-paid and non-assessable ordinary shares of Tower based on the average closing price of ordinary shares of Tower during the thirty (30) consecutive trading days preceding December 31, 2005.

Completion of Tower’s wafer foundry facility, Fab 2, is dependent on several factors and may never occur, which may harm our business and results of operations.

Tower’s completion of Fab 2 is dependent on its ability to obtain additional financing for the foundry construction from equity and other sources and the release of grants and approvals for changes in grant programs from the Israeli government’s Investment Center. The current political uncertainty and security situation in the region may adversely impact Tower’s business prospects and may discourage investments in Tower from outside sources. If Tower is unable to obtain additional financing, complete foundry construction in a timely manner or is unable to successfully complete the development and transfer of advanced CMOS process technologies and ramp-up of production, the value of our investment in Tower and wafer credits will decline significantly or possibly become worthless. In addition, we may be unable to obtain sufficient supply of wafers to manufacture our products, which would harm our business. The value of our investment in Tower may also be adversely affected by further deterioration of market conditions for foundry manufacturing services and the market for semiconductor products generally. If the fair value of our Tower investment declines further, we may record additional losses, which potentially could amount to the remaining recorded value of our Tower investment. Moreover, if Tower is unable to satisfy certain financial covenants and comply with certain conditions as required by its credit facility agreement, and therefore is not able to obtain additional bank financing, or its current bank obligations are accelerated, or it fails to secure customers for its foundry capacity to help offset its fixed costs, such failure could jeopardize the completion of Fab 2 and Tower’s ability to continue operations.

We cannot assure you that the Tower facility will be completed or will begin production as scheduled, or that the processes needed to fabricate our wafers will be qualified at the new facility. Moreover, we cannot assure you that this new facility will be able to achieve acceptable yields or deliver sufficient quantities of wafers on a timely basis at a competitive price. Furthermore, if the depressed business conditions for semiconductor wafers persists throughout 2003 and beyond, Tower may be unable to operate Fab 2 at an optimum capacity utilization, which would cause them to operate at a loss or to discontinue operations.

The current political unrest and violence in Israel may hinder Tower’s ability to obtain investment in and complete its fabrication facility, which would harm our business.

Although we do not believe the current political unrest and continuing escalation of violence in Israel represent a major security problem for Tower since Migdal Haemek, Israel is in a relatively secure geographic location, the unrest may expand and even if it remains at current levels, could cause scheduling delays, as well as economic uncertainty, which could cause potential investors and foundry customers to avoid Tower. Moreover, if U.S. military actions in Iraq, or elsewhere, result in retaliation against Israel, Tower’s fabrication facility may be adversely impacted causing a decline in the value of our investment.

Risks Related to Our Investment in UMC

Fluctuations in the market value of our UMC foundry investment affect our financial results and in fiscal 2001 we recorded a loss on investment in foundry of $275.8 million on our UMC investment and we may record additional losses in the future.

In 1997, we invested $51.2 million in United Silicon, Inc., or USIC, a semiconductor manufacturing subsidiary of United Microelectronics Corporation, or UMC, which was merged into the UMC parent company on January 3, 2000. In exchange for our USIC shares, we received 111 million UMC shares. In 2000, 2001 and 2002, we received additional shares as stock dividends totaling approximately 22 million, 20 million and 23 million shares, respectively. Our equity investment in UMC was valued at $113.0 million at December 31, 2002 and included an unrealized loss of $6.6 million, which was included in other comprehensive income. In fiscal 2001, we recorded a loss of $275.8 million, or $166.9 million net of taxes, on the other-than-temporary decline in the value of our UMC investment. If the fair value of our UMC investment declines in future periods, we may record additional losses for those periods. In addition, in future periods, we may recognize a gain or loss upon the sale of our UMC shares, which will impact our financial results.

Risks Related to Vendors and Subcontractors

We depend on our suppliers and third-party subcontractors for several critical components and our products and our business could be harmed if we are unable to obtain a sufficient supply of these components on a timely basis.

We rely on our vendors, some of which are a principal source of supply, for several of our critical components. We do not have long-term supply agreements with some of these vendors. Our business, financial condition and operating results could be significantly harmed by delays or reductions in shipments if we are unable to develop alternative sources or obtain sufficient quantities of these components.

We also rely on third-party subcontractors for our wafer testing, packaged memory final testing, card assembly and card testing, including Silicon Precision Industries Co., Ltd. and United Test Center, Inc. in Taiwan, and Celestica, Inc. and Flextronics International, Ltd. in China. In addition to our existing subcontract suppliers, we are qualifying other subcontract suppliers for wafer testing, packaged memory final testing, card assembly and card testing services. We have no long-term contracts with existing subcontractors nor do we expect to have long-term contracts with new subcontract suppliers. As such, we cannot and will not be able to directly control product delivery schedules. Any significant problems that occur at our subcontractor suppliers or their failure to perform at the level we expect could lead to product shortages or quality assurance problems, which could increase the manufacturing costs of our products and have adverse effects on our operating results. Furthermore, we are manufacturing on a turnkey basis with some of our existing subcontract suppliers as well as with our anticipated newly qualified subcontract suppliers, which may reduce our visibility and control of their inventories of purchased parts necessary to build our products.

We depend on third-party foundries for silicon wafers and any shortage or disruption in our supply from these sources will reduce our revenues, earnings and gross margins.

All of our flash memory card products require silicon wafers, a substantial majority of which are currently supplied by Toshiba’s wafer facility at Yokkaichi, Japan, as well as UMC in Taiwan and to a lesser extent by Hitachi and Samsung. Our NAND flash memory products are substantially supplied by Toshiba’s Yokkaichi wafer fabrication facilities and, to a lesser extent, by Samsung. If Toshiba, FlashVision, Samsung and UMC are uncompetitive or are unable to satisfy these requirements, our business, financial condition and operating results may suffer. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes could significantly harm our business, financial condition and results of operations.

Our obligation to provide a six-month rolling forecast of anticipated purchase orders under the terms of our wafer supply agreements with FlashVision, Hitachi, Samsung, Toshiba, Tower and UMC, limits our ability to react to fluctuations in demand for our products which may lead to excess wafer inventories and could result in higher operating expenses and reduced gross margins.

Under the terms of our supply agreements with FlashVision, Hitachi, Samsung, Toshiba, Tower and UMC, we are obligated to provide a six-month rolling forecast of anticipated purchase orders. Generally, the estimates for the first three months of each rolling forecast are binding commitments. The estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. In addition, we are obligated to purchase 50% of all of FlashVision’s wafer production. This limits our ability to react to fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our orders, we may end up with excess inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers and flash memory products to fill customer orders, which could result in dissatisfied customers, lost sales and lower revenues. If we are unable to obtain scheduled quantities of wafers or flash memory products with acceptable price and/or yields from any foundry, our business, financial condition and results of operations could be harmed.

We and our manufacturing partners must achieve acceptable wafer manufacturing yields or our costs will increase and production output will decrease, which could negatively impact our business.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry’s manufacturing process technology. Low yields may result from design errors or manufacturing failures. Yield problems may not be determined or improved until an actual product is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. The risks associated with yields are even greater because we rely exclusively on independent offshore foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve planned yields, we will experience higher costs and reduced product availability, which could harm our business, financial condition and results of operations.

Risks Related to Competition

We face competition from flash memory manufacturers and memory card assemblers and if we cannot compete effectively, our business will be harmed.

We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers.

Our primary competitors include companies that develop and manufacture storage flash chips, such as Hitachi Ltd., or Hitachi, Samsung and Toshiba. In addition, we compete with companies that manufacture other forms of flash memory and companies that purchase flash memory components and assemble memory cards. Companies that manufacture socket flash, linear flash and components include Advanced Micro Devices, Atmel, Fujitsu, Intel, Macronix, Mitsubishi, Sharp Electronics and ST Microelectronics. Companies that combine controllers and flash memory chips developed by others into flash storage cards, or that resell flash cards under their brand name, include Dane-Elec Manufacturing, Delkin Devices, Inc., Fuji, Hagiwara, Hama, I/O Data, Infineon, Jessops, Kingston Technology, Kodak, Lexar Media, M-Systems, Matsushita Battery, Matsushita Panasonic, Memorex, Micron Technology, PNY, PQI, Pretec, Silicon Storage Technology, Silicon Tek, Simple Technology, Sony Corporation, TDK Corporation, Toshiba, Viking Components and several other resellers primarily located in Taiwan.

We have entered into agreements with, and face direct competition from, Toshiba, Samsung and other competitors.

In 2000, we along with Matsushita and Toshiba formed the Secure Digital Association, or SD Association, to jointly develop and promote the Secure Digital card. Under this arrangement, royalty-bearing Secure Digital card licenses will be available to other flash memory card manufacturers, resulting in increased competition for our Secure Digital card and other products. In addition, Matsushita and Toshiba sell Secure Digital cards that compete directly with our products. While other flash card manufacturers are required to pay license fees and royalties, which will be shared among Matsushita, Toshiba and us, there are no royalties or license fees payable among the three companies for their respective sales of the Secure Digital card. Thus, we forfeit potential royalty income from Secure Digital card sales by Matsushita and Toshiba.

In addition, we and Toshiba each separately market and sell NAND flash memory products developed and manufactured by our joint venture, FlashVision. Accordingly, we compete directly with Toshiba for sales of these products. Moreover, we rely principally on Toshiba, and to a lesser extent Samsung, for our NAND flash memory supply.

We have entered into patent cross-license agreements with several of our leading competitors including Hitachi, Intel, Matsushita, SST, Samsung, Sharp, Sony, Toshiba and TDK. Under these agreements, each party may manufacture and sell products that incorporate technology covered by the other party’s patent or patents related to flash memory devices. As we continue to license our patents to certain of our competitors, competition will increase and may harm our business, financial condition and results of operations. Currently, we are engaged in licensing discussions with several of our competitors. There can be no assurance that we will be successful in concluding licensing agreements under terms which are favorable to us, or at all.

Our products compete against new products that promote different industry standards from ours, and if these new industry standards gain market acceptance, our business will be harmed.

Competing products have been introduced that promote industry standards that are different from our products including M-Systems’ DiskOnKey, a USB-based memory device, and the Secure MultiMediaCard from Hitachi and Infineon. In addition, in 2002, Fuji and Olympus introduced the xD Picture card format, which could lead to decreased revenues, as well as, write-downs for obsolete inventory, of our Smart Media card products in 2003. Each competing standard may not be mechanically and electronically compatible with our products. If a manufacturer of digital cameras or other consumer electronic devices designs in one of these alternative competing standards, our products will be eliminated from use in that product. In addition, other companies, such as Sanyo and Matrix Semiconductor have announced products or technologies that may potentially compete with our products.

The Microdrive, which Hitachi recently acquired from IBM, is a rotating disk drive in a Type II CF format that competes directly with our larger capacity CF memory cards. M-Systems’ DiskOnChip 2000 Millennium product competes against our NAND Flash Components in embedded storage applications such as set top boxes and networking appliances.

Sony has licensed its proprietary Memory Stick to us and other companies and Sony has agreed to supply us a portion of its Memory Stick output for resale under our brand name. In addition, we and Sony have co-developed and co-own the specifications for the next generation Memory Stick, known as the MemoryStick Pro. If consumer electronics products using the MemoryStick Pro achieve widespread use, sales of our MultiMediaCard, SD card, SmartMedia card and CF card products may decline. Our MultiMediaCard products also have faced significant competition from Toshiba’s SmartMedia flash cards.

We face competition from products based on alternative flash technologies and if we cannot compete effectively, our business will be harmed.

We also face competition from products based on MLC flash technology from Intel and Hitachi. These products currently compete with our NAND MLC products. MLC flash is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit stored by conventional flash technology. In addition, Infineon has recently formed a separate business unit, called Infineon Flash, that was formed to develop and commercialize a new flash technology called NROM, which offers 2 bits per cell and is claimed to match the density of our NAND MLC. Infineon has also stated its intention to utilize this NROM flash memory technology, once it reaches production, in a line of flash cards that will compete with our cards, including our MultiMediaCard and SD card. Moreover, each of Micron Technology, Inc., Hynix Semiconductor Inc., and ST Microelectronics, have stated their intention to compete with NAND flash memory with their own flash products. If any of these competitors is successful, this new competition could adversely impact our future sales.

Furthermore, we expect to face competition both from existing competitors and from other companies that may enter our existing or future markets that have similar or alternative data storage solutions, which may be less costly or provide additional features. Price is an important competitive factor in the market for consumer products. Increased price competition could lower gross margins if our average selling prices decrease faster than our costs and could also result in lost sales.

Risks Related to Sales of Our Products

Sales to a small number of customers represent a significant portion of our revenues and if we were to lose one of our major customers or experience any material reduction in orders from any of these customers, our revenues and operating results would suffer.

Approximately one-half of our revenues come from a small number of customers. For example, sales to our top 10 customers accounted for approximately 50% of our product revenues in 2002, 2001 and 2000. If we were to lose one of our major customers or experience any material reduction in orders from any of these customers, our revenues and operating results would suffer. Our sales are generally made by standard purchase orders rather than long-term contracts. In addition, the composition of our major customer base changes from year to year as the market demand for our customers’ products changes.

Variability of average selling prices and gross margins resulting from changes in our product mix and price reductions for certain of our products may cause our gross margins and net profitability to suffer.

Our product mix varies quarterly, which affects our overall average selling prices and gross margins. Our CF card, SD card, SmartMedia card and MultiMediaCard products, which currently represent the majority of our product revenues, have lower average selling prices and gross margins than our higher capacity FlashDisk and FlashDrive products. We believe that sales of CF card, SD card, SmartMedia card and MultiMediaCard products will continue to represent the majority of our product revenues as consumer applications, such as digital cameras and digital music players, become more popular. Flash data storage markets are intensely competitive, and price reductions for our products are necessary to meet consumer price points. In 2002, due to competitive pricing pressures, our average selling price per megabyte declined by approximately 50% compared to 2001. Due to the oversupply of flash memory foundry capacity and the economic slow-down in 2001, our average selling price per megabyte declined 50% compared to 2000, which was much more severe than the 22% decrease we experienced in 2000. Price declines for our products could continue to be significant. If we cannot reduce our product manufacturing costs in future periods to offset further price reductions, our gross margins and net profitability will suffer.

Our selling prices may decline due to excess capacity in the market for flash memory products and if we cannot reduce our manufacturing costs to offset these price declines, our gross margins and net profitability will be harmed.

Throughout 2001, worldwide flash memory supply exceeded customer demand, causing excess supply in the markets for our products and significant declines in average selling prices. If this situation were to occur again in 2003, price declines for our products could be significant. If we are unable to reduce our product manufacturing costs to offset these reduced prices, our gross margins and net profitability would be adversely impacted.

Our business depends significantly upon sales of products in the highly competitive consumer market, a significant portion of which are made to retailers and through distributors, and if our distributors and retailers are not successful in this market, we could experience substantial product returns, which would negatively impact our business, financial condition and results of operations.

In 2001 and 2002, we continued to receive more product revenue and ship more units of products for consumer electronics applications, including digital cameras and PDAs, compared to other applications. The consumer market is intensely competitive and is more price sensitive than our other target markets. In addition, we must spend more on marketing and promotion in consumer markets to establish brand name recognition and drive demand.

A significant portion of our sales to the consumer electronics market are made to retailers and through distributors. Sales through these channels typically include rights to return unsold inventory. As a result, we do not recognize revenue until after the product has been sold through to the end user. If our distributors and retailers are not successful in this market, there could be substantial product returns, which would harm our business, financial condition and results of operations.

Sales of our products through our retail distribution channel include the use of third party fulfillment facilities that hold our manufacturing components and finished goods on a consignment basis, and if these fulfillment facilities were to experience a loss with respect to our inventory, we may not be able to recoup the full cost of the inventory, which would harm our business.

Our retail distribution channel utilizes third party fulfillment facilities, such as Modus Media International, Inc. These fulfillment houses hold our manufacturing components and finished goods on a consignment basis, providing packout services for our retail business, which include labeling and packaging our raw cards, as well as shipping the finished product directly to our customers. While our third party fulfillment houses bear the risk of loss with respect to our inventory, the amount we are reimbursed by them or their insurers may be less than our original cost to produce the inventory, which would harm our business, financial condition and results of operations.

There is seasonality in our business, which may impact our product sales, particularly in the fourth and first quarters of the fiscal year.

Sales of our products in the consumer electronics market may be subject to seasonality. As a result, product sales may be impacted by seasonal purchasing patterns with higher sales generally occurring in the fourth quarter of each year followed by declines in the first quarter of the following year. In addition, in the past we have experienced a decrease in orders in the first quarter from our Japanese OEM customers primarily because most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year.

We may not be successful selling our products on the Internet and these sales may undercut our traditional sales channels.

Web-based sales of our products today represent a small but growing portion of our overall sales. Sales on the Internet tend to undercut traditional distribution channels and may dramatically change the way our consumer products are purchased in future years. We cannot assure you that we will successfully develop the Internet sales channel or successfully manage the inherent conflict between the Internet and our traditional sales channels.

Risks Related to Our Intellectual Property

We may be unable to protect our intellectual property rights, which would harm our business, financial condition and results of operations.

We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant disputes regarding our intellectual property rights and claims that we may be infringing third parties’ intellectual property rights. We expect that we may be involved in similar disputes in the future. We cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

•	any of our products do not infringe on the patents of other companies.

In addition, our competitors may be able to design their products around our patents.

We intend to vigorously enforce our patents but we cannot be sure that our efforts will be successful. If we were to have an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation is likely to result in significant expense to us, as well as divert the efforts of our technical and management personnel.

We may be unable to license intellectual property to or from third parties as needed, or renew existing licenses, and we have agreed to indemnify various suppliers and customers for alleged patent infringement, which could expose us to liability for damages, increase our costs or limit or prohibit us from selling certain products.

If we decide to incorporate third party technology into our products or if we are found to infringe on others’ intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third party patents. Currently, we have patent cross-license agreements with several companies, including Hitachi, Intel, Matsushita, SST, Samsung, Sharp, Smartdisk, Sony, TDK and Toshiba and we are in discussions with other companies regarding potential cross-license agreements. We cannot be certain that licenses will be offered when we need them, or that the terms offered will be acceptable. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our wafer suppliers from using processes that may infringe the rights of third parties. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licensees in the future.

We have historically agreed to indemnify various suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney’s fees. We may periodically engage in litigation as a result of these indemnification obligations. We are not currently engaged in any such indemnification proceedings. Our insurance policies exclude coverage for third party claims for patent infringement. Any future obligation to indemnify our customers or suppliers could harm our business, financial condition or results of operations.

We may be involved in litigation regarding our intellectual property rights or those of third parties, which would be costly and would divert the efforts of our technical and management personnel.

Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from our expectations. Factors that could cause litigation results to differ include, but are not limited to, the discovery of previously unknown facts, changes in the law or in the interpretation of laws, and uncertainties associated with the judicial decision-making process. Furthermore, parties that we have sued and that we may sue for patent infringement may counter sue us for infringing their patents.

On or about August 3, 2001, the Lemelson Medical, Education & Research Foundation, or Lemelson Foundation, filed a complaint for patent infringement against us and four other defendants. The suit, captioned Lemelson Medical, Education, & Research Foundation, Limited Partnership vs. Broadcom Corporation, et al., Civil Case No. CIV01 1440PHX HRH, was filed in the United States District Court, District of Arizona. On November 13, 2001, the Lemelson Foundation filed an Amended Complaint, which made the same substantive allegations against us but named more than twenty-five additional defendants. The Amended Complaint alleges that we, and the other defendants, have infringed certain patents held by the Lemelson Foundation pertaining to bar code scanning technology. By its complaint, the Lemelson Foundation requests that we be enjoined from our allegedly infringing activities and seeks unspecified damages. On February 4, 2002, we filed an answer to the amended complaint, wherein we alleged that we do not infringe the asserted patents, and further contend that the patents are not valid or enforceable.

On October 31, 2001, we filed a complaint for patent infringement in the United States District Court for the Northern District of California against Memorex Products, Inc., Pretec Electronics Corporation, Ritek Corporation and Power Quotient International Co., Ltd. In the suit, captioned SanDisk Corp. v. Memorex Products, Inc., et al., Civil No. CV 01-4063 VRW, we seek damages and injunctions against these companies from making, selling, importing or using flash memory cards that infringe our U.S. patent No. 5,602,987 or the ’987 Patent. Defendants have filed answers denying the allegations. We filed a motion for a preliminary injunction in the suit to enjoin Memorex, Pretec and Ritek from making, selling, importing or using flash memory cards that infringe our ’987 Patent prior to the trial on the merits. On May 17, 2002, the Court denied our motion. Discovery has commenced. A hearing on claim construction and Ritek’s motion for summary judgment of non-infringement is scheduled for May 2, 2003.

On November 30, 2001, we filed a complaint for patent infringement in the United States District Court for the Northern District of California against Power Quotient International—USA Inc., or PQI-USA. In the suit, captioned SanDisk Corp. v. Power Quotient International—USA Inc., Civil No. C 01-21111, we sought damages and an injunction against PQI-USA from making, selling, importing or using flash memory cards that infringe our U.S. patent No. 5,602,987. The PQI-USA complaint and litigation are related to the October 31, 2001 litigation referred to above. On October 16, 2002, Power Quotient International Co., Ltd. and Power Quotient International—USA entered into a Consent Judgment of Infringement and Validity and Injunction and settlement agreement with us, in which both PQI companies stipulated that the CompactFlash™ and PC ATA cards sold by them infringe our ’987 Patent and that the ’987 Patent is valid and enforceable. In addition, both PQI companies are “enjoined from using in the United States, making in the United States . . . selling in the United States . . . or importing into the United States for sale, CompactFlash™ and PC ATA cards.” In addition, the PQI companies will pay us an undisclosed amount for past damages and the parties agreed to dismiss all claims between SanDisk and the PQI companies in both lawsuits described above without prejudice. The Consent Judgment of Infringement and Validity and Injunction is subject to court approval, which is currently pending.

Risks Related to Our International Operations, the War in Iraq and Threats of War Elsewhere, and Changes in Securities Laws and Regulations

Because of our international operations, we must comply with numerous international laws and regulations and we are vulnerable to political instability and currency fluctuations.

Political risks.    Currently, the majority of our flash memory and controller wafers are produced by Toshiba in Japan and UMC in Taiwan. After the restructuring of our FlashVision business and the signing of our new flash memory purchase agreement with Samsung, all of our flash memory and controller wafers and flash memory products are now produced overseas by Toshiba, UMC and Samsung. We also use third-party subcontractors in Taiwan, China and Japan for the assembly and testing of some of our card and component products. We may therefore be affected by the political, economic and military conditions in these countries. Taiwan is currently engaged in various political disputes with China and in the past both countries have conducted military exercises in or near the other’s territorial waters and airspace. The Taiwanese and Chinese governments may escalate these disputes, resulting in an economic embargo, a disruption in shipping routes or even military hostilities. This could harm our business by interrupting or delaying the production or shipment of flash memory wafers or card products by our Taiwanese or Japanese foundries and subcontractors.

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. The Chinese government may not continue to pursue these policies and, even if it does continue, these policies may not be successful. The Chinese government may also significantly alter these policies from time to time. In addition, China does not currently have a comprehensive and highly developed legal system, particularly with respect to the protection of intellectual property rights. As a result, enforcement of existing and future laws and contracts is uncertain, and the implementation and interpretation of such laws may be inconsistent. Such inconsistency could lead to piracy and degradation of our intellectual property protection.

Although we do not believe the current political unrest and continuing escalation of violence in Israel represent a major security problem for Tower since Migdal Haemek, Israel is in a relatively secure geographic location, the unrest may expand and even if it remains at current levels, could cause scheduling delays, as well as economic uncertainty, which could cause potential foundry customers to go elsewhere for their foundry business.

Moreover, if U.S. military actions in Afghanistan, Iraq or elsewhere, or current Israeli military actions, result in retaliation against Israel, Tower’s fabrication facility and our engineering design center in Israel may be adversely impacted. In addition, while the political unrest has not yet posed a direct security risk to our engineering design center in Israel, it may cause unforeseen delays in the development of our products and may in the future pose such a direct security risk.

Economic risks.    We price our products primarily in U.S. Dollars. If the Euro, Yen and other currencies weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. While most of our sales are denominated in U.S. Dollars, we invoice certain Japanese customers in Japanese Yen and are subject to exchange rate fluctuations on these transactions, which could harm our business, financial condition and results of operations.

General risks.    Our international business activities could also be limited or disrupted by any of the following factors:

•	the need to comply with foreign government regulation;

•	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business, particularly Japan, such as the earthquakes experienced in Taiwan in 1999 and in Japan and China in previous years;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

•	longer payment cycles and greater difficulty in accounts receivable collection, particularly as we increase our sales through the retail distribution channel, and general business conditions deteriorate;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights; and

•	delays in product shipments due to local customs restrictions.

Terrorist attacks and threats, and government responses thereto, the war in Iraq and threats of war elsewhere may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in the United States, the U.S. retaliation for these attacks, the war in Iraq and threats of war elsewhere and the related decline in consumer confidence and continued economic weakness have had a substantial adverse impact on our retail sales. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. In addition, recent consumer reports indicate that consumer confidence has reached its lowest level since 1993. If consumer confidence continues to decline or does not recover, our revenues and results of operations may be adversely impacted throughout 2003 and beyond. Any of these events could increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in our corporate governance, public disclosure and compliance practices. The Act also requires the SEC to promulgate new rules on a variety of subjects. In addition to final rules and rule proposals already made, Nasdaq has proposed revisions to its requirements for companies, such as us, that are Nasdaq-listed. We expect these developments to increase our legal and financial compliance costs, and to make some activities more difficult, such as stockholder approval of new option plans. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Risks Related to Our Charter Documents, Stockholder Rights Plan and Our Stock Price

Anti-takeover provisions in our charter documents, stockholder rights plan and in Delaware law could prevent or delay a change in control and, as a result, negatively impact our stockholders.

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have adopted a stockholder rights plan that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could prevent us from being acquired. In addition, our certificate of incorporation grants the board of directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on the market value of our common stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that except in certain limited circumstances a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of SanDisk.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, in the 12 months ending December 31, 2002, our stock price fluctuated significantly from a low of $9.60 to a high of $29.20. We believe that such fluctuations will continue as a result of future announcements concerning us, our competitors or principal customers regarding technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock. Furthermore, the market price for the notes may be adversely affected by declines in the market price of our common stock or deterioration of our financial performance, declines in the overall market for similar securities and the actual or perceived performance or prospects for companies in our industry.

Risks Related to Our Indebtedness

We have increased our indebtedness through our convertible subordinated notes offering, which may restrict our cash flow, make it difficult for us to obtain future financing, divert our resources from other uses, limit our ability to react to changes in the industry, and place us at a competitive disadvantage.

As a result of the sale and issuance of the notes, we incurred $150.0 million aggregate principal amount of additional indebtedness, substantially increasing our ratio of debt to total capitalization. While the notes are outstanding, we will have debt service obligations on the notes of approximately $6.8 million per year in interest payments. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and obtain other long-term debt and lines of credit. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

•	require the dedication of a substantial portion of any cash flow from our operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes, including working capital, capital expenditures and general corporate purposes;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	cause us to use a significant portion of our cash and cash equivalents or possibly liquidate other assets to repay the total principal amount due under the notes and our other indebtedness if we were to default under the notes or our other indebtedness;

•	limit our flexibility in planning for, or reacting to changes in, our business and the industries in which we complete;

•	place us at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and

•	make us more vulnerable in the event of a further downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

In 2000, we entered into a joint venture agreement with Toshiba, under which we formed FlashVision. In May 2002, FlashVision secured a new equipment lease arrangement of approximately 37.9 billion Japanese Yen (or approximately $305 million based on the exchange rate in effect on the date the agreement was executed) with Mizuho and certain other financial institutions. Under the terms of the new lease, Toshiba is required to provide a guarantee to these financial institutions on behalf of FlashVision. We have agreed to indemnify Toshiba in certain circumstances for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement. If FlashVision fails to meet its lease commitments, and Toshiba fulfills these commitments under the terms of Toshiba’s guarantee, then we will be obligated to reimburse Toshiba for 49.9% of any claims under the lease, unless such claims result from Toshiba’s failure to meet its obligations to FlashVision or its covenants to the lenders. Because FlashVision’s new equipment lease arrangement is denominated in Japanese Yen, the maximum amount of our contingent indemnification obligation on a given date when converted to U.S. Dollars will fluctuate based on the exchange rate in effect on that date. As of December 31, 2002, the maximum amount of our contingent indemnification obligation, which reflects payments and any lease adjustments, was approximately $142.4 million.

This contingent indemnification obligation might constitute senior indebtedness under the notes and we may use a portion of the proceeds from the notes to repay the obligation. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

We may not be able to satisfy a fundamental change offer under the indenture governing the notes.

The indenture governing the notes contains provisions that apply to a fundamental change. A fundamental change as defined in the indenture would occur if we were to be acquired for consideration other than cash or securities traded on a major U.S. securities market. If someone triggers a fundamental change, we may be required to offer to purchase the notes with cash. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

If we have to make a fundamental change offer, we cannot be sure that we will have enough funds to pay for all the notes that the holders could tender. Our failure to redeem tendered notes upon a fundamental change would constitute a default under the indenture and might constitute a default under the terms of our other indebtedness, which would significantly harm our business and financial condition.

We may not be able to pay our debt and other obligations, which would cause us to be in default under the terms of our indebtedness, which would result in harm to our business and financial condition.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other indebtedness, we would be in default under the terms thereof, which would permit the holders of the notes to accelerate the maturity of the notes and also could cause defaults under our other indebtedness. Any such default would harm our business, prospects, financial condition and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of any other event of default as defined in the indenture governing the notes. Moreover, we cannot assure that we will have sufficient funds or will be able to arrange for financing to pay the principal amount due on the notes at maturity.

We may need additional financing, which could be difficult to obtain, and which if not obtained in satisfactory amounts may prevent us from developing or enhancing our products, taking advantage of future opportunities, growing our business or responding to competitive pressures or unanticipated industry changes, any of which could harm our business.

We currently expect that our existing cash and investment balances, including the proceeds of the notes, and cash generated from operations will be sufficient to meet our cash requirements to fund operations and expected capital expenditures for at least the next twelve months. However, in the event we need to raise additional funds during that time period or in future periods, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock or debt securities. In addition, if we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants, which could harm our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a negative impact on our business.

The notes and other indebtedness have rights senior to those of our current stockholders such that in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available for distribution to our current stockholders only after all senior indebtedness is repaid.

In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available for distribution to our current stockholders only after all senior indebtedness, including our contingent indemnification obligations to Toshiba and obligations under the notes, have been paid in full. As a result, there may not be sufficient assets remaining to make any distributions to our stockholders. The notes are also effectively subordinated to the liabilities of any of our subsidiaries (including trade payables, which as of December 31, 2002 were $722,000). Neither we nor our subsidiaries are limited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We anticipate that from time to time we will incur additional debt, including senior indebtedness. Our subsidiaries are also likely to incur liabilities in the future.

Risks Related to The Notes

The notes are subordinated and in the event of our bankruptcy, liquidation or reorganization, there may not be sufficient assets remaining after payments of all senior indebtedness to pay amounts due on any or all of the notes then outstanding.

The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In May 2002, FlashVision secured a new equipment lease arrangement of approximately 37.9 billion Japanese Yen (or approximately $305 million based on the exchange rate in effect on the date the agreement was executed) with Mizuho and certain other financial institutions. Under the terms of the new lease, Toshiba is required to provide a guarantee to these financial institutions on behalf of FlashVision. We have agreed to indemnify Toshiba for any liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement. If FlashVision fails to meet its lease commitments, and Toshiba fulfills these commitments under the term of Toshiba’s guarantee, we will be obligated to reimburse Toshiba for 49.9% of any claims under the lease, unless such claims result from Toshiba’s failure to meet its obligations to FlashVision or its covenants to the lenders. Because FlashVision’s new equipment lease arrangement is denominated in Japanese Yen, the maximum amount of our contingent indemnification obligation on a given date when converted to U.S. Dollars will fluctuate based on the exchange rate in effect on that date. As of December 31, 2002, we had a maximum contingent indemnification obligation, which reflects payments and any lease adjustments, of approximately $142.4 million to Toshiba.

This contingent indemnification obligation might constitute senior indebtedness under the notes and, as a result, we may use a portion of the proceeds from the notes to repay the obligation. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness, which might include our contingent indemnification obligation to Toshiba, has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See “—Events of Default; Notice and Waiver.”

Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

We may not have sufficient funds to repurchase or redeem the notes and therefore holders of notes may not be protected in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be required to redeem all or a portion of the notes in the event of a fundamental change. We may not have enough funds to pay the repurchase price on a purchase date (in which case, we could be required to issue common stock to pay the repurchase price) or pay the fundamental change purchase price in the event of a fundamental change. Any future credit agreements or other debt agreements (including other senior indebtedness) to which we become a party may provide that our obligation to purchase or redeem the notes upon a fundamental change would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the notes. If we are prohibited from repurchasing or redeeming the notes, we could seek the consent of then-existing lenders to repurchase or redeem the notes or we could attempt to refinance the borrowings that contain such prohibition. If we are unable to obtain a consent or refinance the debt, we could not repurchase or redeem the notes. Our failure to redeem tendered notes would constitute a default under the indenture and might constitute a default under the terms of our other indebtedness. In these circumstances, if a fundamental change resulted in an event of default under any lending agreement, the subordination provisions of the indenture would probably restrict or prohibit payments to the holders of notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford holders of notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a public market does not develop for the notes, the market price of the notes could decline and you may be unable to sell your notes.

Prior to the offering, there was no trading market for the notes. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, it is possible that no market for the notes will develop. Even if a market does develop, the market may not be maintained. If an active market for the notes does not develop or is not sustained, the trading price of the notes could be materially adversely affected. We do not intend to apply for listing of the notes on any securities exchange or over-the-counter market. Furthermore, the market price for the notes may be adversely affected by declines in the market price of our common stock or deterioration of our financial performance, declines in the overall market for similar securities and the actual or perceived performance or prospects for companies in our industry.

The ratings assigned to us and our notes may fluctuate, which could harm the market price of the notes and our common stock.

We and our notes have been rated by Standard & Poor’s Ratings Services, and may be rated by other rating agencies in the future. Standard & Poor’s Ratings Services assigned its “B” corporate credit rating to us and its “CCC+” subordinated debt rating to our notes. If our current ratings are lowered or if other rating agencies assign us or the notes ratings lower than expected by investors, the market price of the notes and our common stock would be significantly harmed.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, the Exchange Act. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under the caption “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as may, will, should, intend, expect, plan, anticipate, believe, estimate, predict, potential, or continue, the negative of such terms or other comparable terminology, or other wording indicating future results or expectations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

All of the notes and the shares of common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and do not expect to declare or pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business.

DESCRIPTION OF THE NOTES

The 4 1/2% Convertible Subordinated Notes due November 15, 2006, or notes, were issued under an indenture dated as of December 24, 2001, between us, as issuer, and The Bank of New York, as trustee. The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of Notes” section, references to “SanDisk,” “we,” “our” or “us” refer solely to SanDisk Corporation and not to our subsidiaries.

General

We issued $150,000,000 aggregate principal amount of the notes in private placements in December 2001 and January 2002. The notes are general unsecured obligations of SanDisk. We are required to repay the principal amount of the notes in full on November 15, 2006 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change. Our payment obligations under the notes are subordinated to our senior and future indebtedness as described under “Subordination of Notes.” The notes are convertible into common stock as described under “Conversion of Notes.”

The notes bear interest at the rate of 4 1/2% per year. We will pay interest semiannually on May 15 and November 15 of each year, beginning May 15, 2002. The notes will mature on November 15, 2006 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder.”

We will pay interest on May 15 and November 15 of each year, beginning May 15, 2002, to record holders at the close of business on the preceding May 1 and November 1, as the case may be, except:

•	interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

•	as set forth in the next sentence.

If you convert any of your notes into common stock during the period after any record date but prior to the next interest payment date, one of the following will occur:

•	we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

•	we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a redemption date that occurs during this period; or

•	if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See “Conversion of Notes.”

We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder of the notes of an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

You may convert your notes, in whole or in part, prior to the final maturity date of the notes, subject to prior redemption of the notes. Your notes will be convertible into shares of our common stock. The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount in notes you convert by the conversion rate on the date of conversion. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest exists at the time of conversion.

The initial conversion rate for the notes is 54.2535 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described herein, you will not receive any accrued interest or dividends upon conversion.

To convert your note into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note held by DTC):

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

We will adjust the conversion rate if any of the following events occurs:

(1)  we issue common stock as a dividend or distribution on our common stock;

(2)  we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)  we subdivide or combine our common stock;

(4)  we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

(5)  we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

•	3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6)  we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7)  someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer which, as of the closing date of the offer, our board of directors is not recommending rejecting. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

Under our existing rights plan, or any future rights plan, subject to certain specified exceptions, upon conversion of your notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Income Tax Consequences.”

We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Material United States Federal Income Tax Consequences.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by SanDisk

The notes are not entitled to any sinking fund. At any time on or after November 17, 2004, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price
Beginning on November 17, 2004 and ending on November 14, 2005	101.800%
Beginning on November 15, 2005 and ending on November 14, 2006	100.900%

and 100% if redeemed at November 15, 2006. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

If a fundamental change of SanDisk occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a fundamental change of SanDisk within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note held by DTC), on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

A “fundamental change” of SanDisk is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or depositary receipts that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquiror of SanDisk. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of SanDisk by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving SanDisk.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

We may not make any payment on the notes if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of SanDisk. A substantial portion of our operations are conducted through our subsidiaries and joint ventures. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries and joint ventures. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries and joint ventures. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries and joint ventures to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries and joint ventures will also be contingent upon our subsidiaries’ and joint ventures’ earnings and business considerations.

Our right to receive any assets of any of our current or future subsidiaries and joint ventures upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s and joint ventures’ creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes;

•	any indebtedness we owe to any of our majority-owned subsidiaries; or

•	the notes.

The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

The term “designated senior indebtedness” is defined in the indenture and includes, in general terms, any senior indebtedness that by its terms expressly provides that it is “designated senior indebtedness” for purposes of the indenture. The term also might include our contingent indemnification obligation to Toshiba on the equipment lease arrangement FlashVision entered into with Mizuho and certain other financial institutions.

As of December 31, 2002, we had a maximum contingent indemnification obligation, which reflects payments and any lease adjustments, of approximately $142.4 million to Toshiba that might constitute senior indebtedness under the notes and no other senior indebtedness or material subsidiary indebtedness outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

We are obligated to pay agreed upon compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by Us

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•

we are the surviving person, or the resulting, surviving or transferee person, if other than SanDisk is organized and existing under the laws of the United States, any state thereof or the District of Columbia, or any other country if the merger, consolidation or other transaction would not impair the rights of holders;

•	any successor person assumes all our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions; or

•	we fail to pay any interest or liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture; or

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice thereof has been given to us; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 1/2% from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer indemnity satisfactory to the trustee, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

Except as provided below, the consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of SanDisk to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes are issued:

•	in registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

The notes are currently evidenced by one or more global notes (collectively referred to herein as the global note), deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

A qualified institutional buyer, or QIB, may hold its beneficial interest in a global note directly through DTC if the QIB is a participant in DTC, or indirectly through organizations that are participants in DTC (called participants). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called indirect participants). So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in the global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in street name.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a clearing corporation within the meaning of the Uniform Commercial Code; and

•	a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Certificated Notes

QIBs may request that certificated notes be issued in exchange for notes represented by the global note only in limited circumstances.

Restrictions on Transfer, Legends

The notes are subject to transfer restrictions as described below under “Transfer Restrictions” and certificates for the notes bear a legend to this effect.

Registration Rights of the Noteholders

We have entered into a registration rights agreement with the initial purchasers. In the registration rights agreement, we agreed to file an initial shelf registration statement with the SEC covering resale of the registrable securities by April 8, 2002. We agreed to use our commercially reasonable efforts to cause the initial shelf registration statement to become effective within 180 days after the date the notes were originally issued. We agreed to use commercially reasonable efforts to keep a shelf registration statement effective until the earlier of:

•	the date all of the registrable securities have been sold pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision, without regard to a holder’s status as an affiliate of ours thereunder.

When we use the term registrable securities in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision, without regard to a holder’s status as an affiliate of ours thereunder; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus that is part of this shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus that is part of this shelf registration statement for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages if this shelf registration statement is not timely filed or made effective or if the prospectus that is part of this shelf registration statement is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

A holder who elects to sell registrable securities pursuant to this shelf registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we agreed to:

•	pay all expenses of this shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when this shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of this shelf registration statement permits resales of registrable securities by selling securityholders though brokers and dealers.

We gave notice to all holders of the filing and effectiveness of the initial shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. We mailed a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to this shelf registration statement. In order to sell your registrable securities, you must complete and deliver the questionnaire to us prior to your intended disposition. In order to be named as a selling stockholder in the prospectus at the time of effectiveness of this shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of this registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 5 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus (in which case we will file such amendments within 5 business days of when such suspension is ended). We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to this shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer restricted securities within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us.

However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

General

As of December 31, 2002, there were 69,155,833 shares of our common stock issued and outstanding. We are authorized to issue 400,000,000 shares of common stock, $0.001 par value per share. We are also authorized to issue 4,000,000 shares of preferred stock, $0.001 par value per share, of which as of December 31, 2002, 400,000 shares had been designated Series A Junior Participating Preferred Stock and the remainder were undesignated. The following description summarizes the material features of our capital stock and some provisions of Delaware corporate law that apply to us. For greater detail about our capital stock, please refer to our certificate of incorporation and our bylaws.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to cumulate shares for purposes of voting to elect directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

In connection with the adoption of our shareholder rights plan described below, our board of directors designated 400,000 shares of our preferred stock as Series A Junior Participating Preferred Stock.

Shareholder Rights Plan

On April 18, 1997, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock, $0.001 par value. The dividend was paid on April 28, 1997, the record date, to the stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $0.001 par value (known as preferred shares), at a price of $500.00 per one one-hundredth of a preferred share, subject to adjustment. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us, or a significant portion of our capital stock, without first negotiating with our board of directors regarding the acquisition.

Rights Agreement.    The description and terms of the rights are set forth in a rights agreement between us and Computershare Investor Services, L.L.C, as the rights agent, as amended to date.

Exercisability of the Rights; Rights Distribution Date.    The rights are not exercisable until the rights distribution date. The rights distribution date would occur, if ever, upon the earlier to occur of the following:

•	ten business days after a public announcement that a person or group of affiliated or associated persons, known as an acquiring person, has acquired beneficial ownership of 15% or more of our outstanding common stock, or

•	ten business days (or such later date as may be determined by action of the board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transferability of Rights.    Until the rights distribution date, our common stock certificates will evidence the rights, and the transfer of our common stock certificates will constitute a transfer of the rights. Until the rights distribution date (or earlier redemption or expiration of the rights), new certificates for our common stock issued after the record date, upon transfer or new issuance of our common stock, will contain a notation incorporating the rights agreement by reference. As soon as practicable following the rights distribution date, separate certificates evidencing the rights, known as right certificates, will be mailed to holders of record of our common stock as of the close of business on the rights distribution date and such separate right certificates alone will evidence the rights.

Expiration Date of Rights.    If not previously exercised or redeemed, the rights will expire at the close of business on April 28, 2007, the final expiration date, unless the final expiration date is extended.

Anti-Dilution Adjustment.    The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares,

•	upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares at a price, or securities convertible into preferred shares with a conversion price, less than the then current market price of the preferred shares, or

•	upon the distribution to holders of the preferred shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in preferred shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the rights distribution date.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

No Stockholder Rights.    A right holder, as such, has no rights as a stockholder of SanDisk, including, without limitation, the right to vote or receive dividends.

No Redemption of Preferred Shares.    Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of preferred shares will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of our common stock.

Redemption of Rights.    By a majority vote of our board of directors, we may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time before the earlier of the rights distribution date or the close of business on the expiration date described below. The redemption of the rights may be made effective at such time on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights are also redeemable under other circumstances as specified in the rights agreement.

Mergers, Asset Sales and Self-Dealing Transactions.    In the event that, following the rights distribution date, we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold, proper provision is to be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of our outstanding common stock (except pursuant to a tender offer for all of our common stock at a price and on terms determined by a majority of our board of directors to be fair to and otherwise in the our best interests and the best interests of our stockholders), each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock (or cash, other securities or property) having a market value of two times the exercise price of the right.

Exchange Option.    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding common stock and prior to the acquisition by such person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than the rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of our common stock (or a fraction of a share of our preferred shares having equivalent market value) per right (subject to adjustment).

Amendments.    The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (ii) 15%, except that from and after the rights distribution date no such amendment may adversely affect the interests of the holders of the rights.

Anti-takeover Provisions of Our Restated Certificate of Incorporation, as amended, our Restated Bylaws and Delaware Law

Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

Certificate of Incorporation and Bylaws.    Several provisions of our certificate of incorporation and bylaws could deter or delay unsolicited changes in control of us. These include provisions restricting or eliminating the stockholders’ power to fill vacancies on the board of directors, nominate directors and raise other matters at stockholders’ meetings. In addition, our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue preferred stock. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See “Risk Factors—Anti-Takeover Provisions.”

Section 203 Business Combinations.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C.

Listing

Our common stock is traded on the Nasdaq National Market under the trading symbol SNDK.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In the opinion of O’Melveny & Myers LLP, the following discussion of the material United States federal income and, in the case of non-United States holders, estate tax consequences of the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted, by initial holders thereof, to the extent that it states matters of law or legal conclusions, is correct in all material respects. However, this discussion does not purport to be a complete analysis of all the potential tax consequences relating to the purchase, ownership and disposition of the notes, and the common stock into which the notes may be converted, by initial holders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This discussion assumes that the notes, and the common stock into which the notes may be converted, are held as capital assets. This discussion also assumes that holders purchased the notes upon their initial issuance pursuant to the offering memorandum at the notes’ initial offering price. This discussion does not describe the tax consequences applicable to subsequent purchasers of the notes. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax consequences that may be applicable to holders in light of their own particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Internal Revenue Code.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner or a partnership holding our notes, or our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted.

THIS DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to United States Holders

The following is a discussion of the material United States federal income tax consequences that will apply to you if you are a United States holder of the notes or of the common stock into which the notes may be converted. Certain consequences to “non-United States holders” of the notes and of the common stock into which the notes may be converted are described under “—Consequences to Non-United States Holders” below. “United States holder” means a beneficial owner of a note or of the common stock into which the notes may be converted that is:

•	a citizen or resident of the United States, as determined for federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payments of Interest

Stated interest on the notes will qualify as qualified stated interest within the meaning of the Treasury Regulations and will not be treated as original issue discount. As a result, stated interest on the notes will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

If the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. However, under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of such interest or original issue discount income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is a “remote” or “incidental” contingency. We intend to take the position for United States federal income tax purposes that any payments of liquidated damages, as described under “Registration Rights of the Noteholders” should be taxable to you as ordinary interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you unless you explicitly disclose to the Internal Revenue Service that you are taking a different position on your tax return for the year during which you acquire the note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of liquidated damages.

If we do fail to timely register the notes for sale to the public, you should consult your tax advisor concerning the appropriate tax treatment of the payment of liquidated damages on the notes.

Disposition of the Notes

Upon the sale, exchange (other than a conversion), redemption or other disposition of a note, you will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the amount you paid for such note less any principal payments you have received in respect of such note.

Gain or loss recognized on the disposition of a note will be capital gain or loss, and will be long-term capital gain or loss if, at any time of the disposition, your holding period for the note is more than one year. Long-term capital gains recognized by some noncorporate United States holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses by United States holders is subject to limitations.

Conversion of the Notes

You will not recognize any income, gain or loss upon conversion of a note into common stock, except to the extent the common stock is considered attributable to accrued interest not previously included in income and, thus, is taxable as ordinary income or with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion reduced by any basis allocable to a fractional share interest, and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in any shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

Dividends

Distributions, if any, on the common stock after a conversion will constitute a dividend to be included in your income as ordinary income to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions on the common stock in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion ratio of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances the failure of the notes to provide for such an adjustment may result in taxable dividend income to the holders of common stock.

Sale of Common Stock

Upon the sale or exchange of common stock, you will recognize capital gain or loss equal to the sum of the amount of cash and the fair market value of any property received upon the sale or exchange minus your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by noncorporate United States holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations. A holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.”

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on, and the proceeds of certain sales of, notes, and to payments in respect of common stock, including the proceeds of certain sales thereof, unless you are an exempt recipient. Backup withholding on such payments will be required if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that payments to you are subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

Consequences to Non-United States Holders

The following is a discussion of the material United States federal income and estate tax consequences that will apply to you if you are a non-United States holder of the notes. The term “non-United States holder” means a beneficial owner of a note that is not a United States holder.

Special rules may apply to certain non-United States holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

The 30% United States federal withholding tax otherwise applicable to payments of United States source interest will not apply to any payment to you of interest on a note, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an Internal Revenue Service Form W-8BEN) or (b) if the note is held through an intermediary, including a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business, such intermediary complies with certification requirements, including the provision of an Internal Revenue Service Form W-8INY, and provides a copy of your Internal Revenue Service Form W-8BEN. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury regulations.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business you will be required to pay United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Internal Revenue Code, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

We believe that payments of liquidated damages, as described under “Registration Rights of the Noteholders,” will qualify as portfolio interest and will not be subject to the 30% United States federal withholding tax, subject to the qualifications discussed in this section.

Dividends

Dividends on common stock after conversion generally will be subject to United States withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

If you are engaged in a trade or business in the United States and dividends on the common stock are effectively connected with the conduct of such trade or business, you will be required to pay United States federal income tax on those dividends on a net income basis in the same manner as if you were a United States person as defined under the Internal Revenue Code, except as otherwise provided by an applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to certain adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, dividends on the common stock generally will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Other Taxable Disposition of Notes or Common Stock

Any gain realized upon the sale, exchange, or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) or common stock generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met;

•	you are subject to Internal Revenue Code provisions applicable to certain United States expatriates; or

•	in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the common stock, a United States real property holding corporation for United States federal income tax purposes. We do not believe that we are currently or ever have been a United States real property holding corporation or that we will become one in the future. If, however, we become a real property holding corporation, then under certain circumstances you may be subject to United States income tax on gain realized upon any sale or other disposition of notes or common stock.

A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States.

United States Federal Estate Tax

The United States federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Internal Revenue Code and the Treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. Common stock held by you at the time of your death will be included in your estate for United States federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Information Reporting and Backup Withholding

The amount of interest paid to you on the note and the amount of tax withheld, if any, will generally be reported to you and the Internal Revenue Service. You will generally not be subject to backup withholding with respect to payments that we make to you provided that you have made appropriate certifications as to your foreign status, or you otherwise establish an exemption.

Dividends on the common stock paid to you that are subject to United States withholding tax, as described above, generally will be exempt from United States back-up withholding tax, but will be subject to certain information reporting.

You will generally not be subject to backup withholding or information reporting with respect to any payment of the proceeds of the sale of a note or common stock effected outside the United States by a foreign office of a foreign “broker” (as defined in applicable Treasury regulations), provided that such broker:

•	derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

•	is not a controlled foreign corporation for United States federal income tax purposes, and

•	is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

You will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of a note or common stock effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. You will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a note or common stock effected by the United States office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

Currently applicable Treasury regulations establish reliance standards with regard to the certification requirements described above.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

SELLING SECURITYHOLDERS

We originally issued the notes in private placements in December 2001 and January 2002. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information known to us as of the date of this prospectus concerning the principal amount of notes beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus.

The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 54.2535 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of December 31, 2002, we had 69,155,833 shares of common stock outstanding.

Name	Principal Amount At Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding**	Number of Conversion Shares That May Be Sold
Alexandra Global Master Fund, LTD(1)	$4,000,000	2.67%	217,014
GLG Market Neutral Fund(2)	8,900,000	5.93%	482,856
Zurich Inc. Pension Plan Master Trust(3)	456,000	*	24,739
The Estate of James Campbell(3)	105,000	*	5,697
Arbitex Master Fund LP(4)	1,800,000	1.20%	97,656
Lyxor Master Fund ref HW(4)	1,000,000	*	54,253
MFS Total Return Fund(5)	2,000,000	1.33%	108,507

Total	$18,261,000	12.17%	990,723

*	Less than 1%
**	Based on total notes in the principal amount of $150,000,000 outstanding, of which $18,261,000 principal amount are registered hereunder.
(1)	The assistant secretary of Alexandra Global Master Fund, LTD is Robert Beechinor, who may be deemed to beneficially own the notes and the shares of common stock issuable upon conversion of the notes.
(2)	The fund manager of GLG Market Neutral Fund is Philippe Jabre, who may be deemed to beneficially own the notes and the shares of common stock issuable upon conversion of the notes.
(3)	The investment manager for each of Zurich Inc. Pension Plan Master Trust and The Estate of James Campbell is SSI Investment Management Inc., of which George Douglas is Chief Investment Officer and John Gottfurcht is President, each of whom may be deemed to beneficially own the notes and the shares of common stock issuable upon conversion of the notes.
(4)	The authorized agents of each of Arbitex Master Fund LP and Lyxor Master Fund ref HW are Ken Tananbaum and Ken Whitman, each of whom may be deemed to beneficially own the notes and the shares of common stock issuable upon conversion of the notes.
(5)	The portfolio manager of MFS Total Return Fund is David Calabro, who may be deemed to beneficially own the notes and the shares of common stock issuable upon conversion of the notes.

None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

The preceding table has been prepared based upon the information known to us as of the date of this prospectus. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or conversion shares that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or conversion shares pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the notes and the underlying common stock offered by this prospectus. The selling securityholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. As used in this section, the term “sale” does not include short sales, including covering existing short positions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market; or

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market.

From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. The initial purchasers of the notes have advised us that they are making and intend to continue making a market in the notes; however, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, we cannot guarantee that any trading market will develop for the notes. Even if a market does develop, the market may not be maintained.

The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation including, but not limited to, Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain material federal income tax consequences of the ownership of the notes will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California. Certain attorneys of O’Melveny & Myers LLP own in the aggregate approximately 800 shares of our common stock.

EXPERTS

The consolidated financial statements of Sandisk Corporation appearing in Sandisk Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov and on our website at http://www.sandisk.com.

Our common stock is quoted on the Nasdaq National Market under the symbol “SNDK,” and our Securities and Exchange Commission filings can also be read at the following Nasdaq address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus provides you with a general description of the notes and common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with, or incorporated by reference into, our registration statement.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. In no event, however, will any of the information that we disclose under Item 9 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus.

•	Our Annual Report on Form 10-K filed on March 26, 2003 and related exhibits.

•	Our Current Report on Form 8-K filed on January 8, 2003 announcing the settlement and dismissal of all pending litigation between us and Micron Technology, Inc.

•	Our Current Report on Form 8-K filed on January 24, 2003 announcing our fourth quarter and fiscal year 2002 financial results.

•	The description of our common stock on Form 8-A filed on September 8, 1995, including any amendments or reports filed for the purpose of updating that description.

•	The description of our Shareholder Rights Plan on Form 8-A filed on April 28, 1997, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing to us at the following address or by telephoning us at (408) 542-0500 between the hours of 9:00 a.m. and 5:00 p.m., Pacific time: Investor Relations, SanDisk Corporation, 140 Caspian Court, Sunnyvale, California 94089.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. The selling securityholders are not making an offer of these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

SANDISK CORPORATION

$18,261,000

(Aggregate Principal Amount)

4 1/2% Convertible Subordinated Notes due 2006

and

the Common Stock Issuable

Upon Conversion of the Notes

PROSPECTUS

April     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, payable by us in connection with the issuance and distribution of the securities being registered. All amounts are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee	$243	*
Nasdaq National Market additional share listing fee	$22,500	*
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing fees	$10,000
Trustee’s fees and expenses	$10,000
Miscellaneous	$10,000

Total	$87,743

*	Previously Paid

We will bear all expenses shown above. The selling securityholders will bear all underwriting discounts and selling commissions and transfer taxes applicable to the sale of the shares sold pursuant to this registration statement.

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant’s Bylaws provide for permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Registrant and its stockholders. However, this provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of fiduciary duty as a director for (i) any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) payment of dividends or approval of stock repurchases and redemptions that are unlawful under Delaware law and (iv) any transaction from which the director derived any improper personal benefit. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors which provide the Registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The registrant maintains officers’ and directors’ liability insurance.

Item 16.    Exhibits

Exhibit Number	Exhibit Title
4.1	Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 33-96298)).*

4.2	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2000).*

4.3	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant.*

4.4	Restated Bylaws of the Registrant, as amended to date (filed as Exhibit 3.3 to the Registrant’s 2001 Annual Report on Form 10-K, as amended).*

4.5

Certificate of Designation for the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on April 24, 1997 (filed as Exhibit 3.5 to the Registrant’s Current Report on Form 8-K/A dated April 18, 1997).*

4.6	Rights Agreement, dated as of April 18, 1997, between the Company and Harris Trust and Savings Bank (filed as Exhibit 4.8 to the Registrant’s Current Report on Form 8-K/A dated April 18, 1997).*

4.7	First Amendment to Rights Agreement dated October 22, 1999, between Harris Trust and the Registrant (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated January 8, 1999).*

4.8	Second Amendment to Rights Agreement dated December 17, 1999, between Harris Trust and the Registrant (filed as Exhibit 10.33 to the Registrant’s 1999 Annual Report on Form 10-K).*

4.9

Indenture, dated as of December 24, 2001, between the Registrant and The Bank of New York, as Trustee, including the form of note set forth in Section 2.2 thereof (filed as Exhibit 4.7 to the Registrant’s 2001 Annual Report on Form 10-K).*

4.10

Registration Rights Agreement, dated as of December 24, 2001, among the Registrant, as Issuer and Morgan Stanley & Co. Incorporated and ABN AMRO Rothschild LLC, as Initial Purchasers (filed as Exhibit 4.8 to the Registrant’s 2001 Annual Report on Form 10-K).*

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered.**

8.1	Opinion of O’Melveny & Myers LLP regarding certain material federal income tax consequences of the ownership of the notes.**

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.**

23.1	Consent of Ernst & Young LLP, Independent Auditors.**

23.2	Consent of O’Melveny & Myers LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).**

25.1	Statement of Eligibility of the Trustee on Form T-1 (filed as Exhibit 25.1 to the Registrant’s Registration Statement on Form S-3 (File No. 333-85686)).*

*	Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.
**	Filed herewith.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement or the most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on this 8th day of April, 2003.

SANDISK CORPORATION

By:	/s/ MICHAEL GRAY
Michael Gray Chief Financial Officer and Senior Vice President, Finance and Administration (on behalf of the Registrant)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Eli Harari and Michael Gray, and each of them, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ ELI HARARI Eli Harari	President, Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2003

/S/ MICHAEL GRAY Michael Gray	Chief Financial Officer and Senior Vice President, Finance and Administration (Principal Financial and Accounting Officer)	April 8, 2003

/S/ IRWIN FEDERMAN Irwin Federman	Chairman of the Board, Director	April 8, 2003

/S/ JUDY BRUNER Judy Bruner	Director	April 8, 2003

/S/ WILLIAM V. CAMPBELL William V. Campbell	Director	April 8, 2003

/S/ JAMES D. MEINDL James D. Meindl	Director	April 8, 2003

/S/ ALAN F. SHUGART Alan F. Shugart	Director	April 8, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Title
4.1	Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 33-96298)).*

4.2	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2000).*

4.3	Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant.*

4.4	Restated Bylaws of the Registrant, as amended to date (filed as Exhibit 3.3 to the Registrant’s 2001 Annual Report on Form 10-K, as amended).*

4.5

Certificate of Designation for the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on April 24, 1997 (filed as Exhibit 3.5 to the Registrant’s Current Report on Form 8-K/A dated April 18, 1997).*

4.6	Rights Agreement, dated as of April 18, 1997, between the Company and Harris Trust and Savings Bank (filed as Exhibit 4.8 to the Registrant’s Current Report on Form 8-K/A dated April 18, 1997).*

4.7	First Amendment to Rights Agreement dated October 22, 1999, between Harris Trust and the Registrant (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated January 8, 1999).*

4.8	Second Amendment to Rights Agreement dated December 17, 1999, between Harris Trust and Saving Bank Registrant (filed as Exhibit 10.33 to the Registrant’s 1999 Annual Report on Form 10-K).*

4.9

Indenture, dated as of December 24, 2001, between the Registrant and The Bank of New York, as Trustee, including the form of note set forth in Section 2.2 thereof (filed as Exhibit 4.7 to the Registrant’s 2001 Annual Report on Form 10-K).*

4.10

Registration Rights Agreement, dated as of December 24, 2001, among the Registrant, as Issuer and Morgan Stanley & Co. Incorporated and ABN AMRO Rothschild LLC, as Initial Purchasers (filed as Exhibit 4.8 to the Registrant’s 2001 Annual Report on Form 10-K).*

5.1	Opinion of O’Melveny & Myers LLP regarding the validity of the securities offered.**

8.1	Opinion of O’Melveny & Myers LLP regarding certain material federal income tax consequences of the ownership of the notes.**

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.**

23.1	Consent of Ernst & Young LLP, Independent Auditors.**

23.2	Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).**

25.1	Statement of Eligibility of the Trustee on Form T-1 (filed as Exhibit 25.1 to the Registrant’s Registration Statement on Form S-3 (File No. 333-85686)).*

*	Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.
**	Filed herewith.